SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G/A*
(Rule 13d-102)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Constar International Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

21036U206
CUSIP Number)

January 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

(Page 1 of 8 Pages)
________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21036U206	13G/A	Page 2 of 8 Pages

(1)	NAMES OF REPORTING PERSONS

Solus Alternative Asset Management LP

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(5)	SOLE VOTING POWER
			-0-
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
			425,2801
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
			-0-
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
			425,2802

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
425,2803

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (9) EXCLUDES CERTAIN SHARES ** ☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
24.3%

(12)	TYPE OF REPORTING PERSON **
IA

________________
1   As of January 31, 2011, the Reporting Person ceased to beneficially own any shares of common stock but has acquired beneficial ownership of 425,280 shares of common stock as of the date of this filing.
2   See Footnote 1.
3   See Footnote 1.

CUSIP No. 21036U206	13G/A	Page 3 of 8 Pages

(1)	NAMES OF REPORTING PERSONS

Solus GP LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(5)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(5)	SOLE VOTING POWER
			-0-
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
			425,2804
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
			-0-
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
			425,2805

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
425,2806

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES **	☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
24.3%

(12)	TYPE OF REPORTING PERSON **
OO

________________
4   As of January 31, 2011, the Reporting Person ceased to beneficially own any shares of common stock but has acquired beneficial ownership of 425,280 shares of common stock as of the date of this filing.
5   See Footnote 4.
6   See Footnote 4.

CUSIP No. 21036U206	13G/A	Page 4 of 8 Pages

(1)	NAMES OF REPORTING PERSONS

Christopher Pucillo

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	(5)	SOLE VOTING POWER
			-0-
SHARES

BENEFICIALLY	(6)	SHARED VOTING POWER
			425,2807
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER
			-0-
REPORTING

PERSON WITH	(8)	SHARED DISPOSITIVE POWER
			425,2808

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
425,2809

(10)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (9) EXCLUDES CERTAIN SHARES **	☐

(11)	PERCENT OF CLASS REPRESENTED
BY AMOUNT IN ROW (9)
24.3%

(12)	TYPE OF REPORTING PERSON **
IN

________________
7   As of January 31, 2011, the Reporting Person ceased to beneficially own any shares of common stock but has acquired beneficial ownership of 425,280 shares of common stock as of the date of this filing.
8   See Footnote 7.
9   See Footnote 7.

CUSIP No. 21036U206	13G/A	Page 5 of 8 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on June 9, 2009 (the "Original Schedule 13G", and the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of Common Stock (as defined below) of the Issuer (as defined below).

Item 1(a).     Name of Issuer:  Constar International Inc. (the “Issuer”)

Item 1(b).     Address of Issuer's Principal Executive Offices:  One Crown Way, Philadelphia, PA 19154

Item 2(a).     Name of Person Filing:

This statement is filed by:

(i) Solus Alternative Asset Management LP, a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC’), which serves as the investment manager (the “Investment Manager”) to Sola Ltd (the “Sola”), with respect to the shares of Common Stock (as defined in Item 2(d), below) held by Sola;

(ii) Solus GP, LLC, a Delaware limited liability company (the “GP”), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock held by Sola; and

(iii) Mr. Christopher Pucillo (“Mr. Pucillo”), a United States citizen, who serves as the managing member to the GP with respect to the shares of Common Stock held by Sola.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:  410 Park Avenue, 11th Floor, New York, NY  10022

Item 2(c).     Citizenship:

Solus - Delaware
GP - Delaware
Mr. Pucillo - United States of America

Item 2(d).     Title of Class of Securities:  Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2(e).      CUSIP Number:  21036U206

CUSIP No. 21036U206	13G/A	Page 6 of 8 Pages

Item 3.           If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☒	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☒	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check the box. ☐

Item 4.          Ownership.

The percentages used herein and in the rest of this Amendment are calculated based upon 1,750,000 shares of Common Stock issued and outstanding as of November 10, 2010, as represented in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission on November 15, 2010.

For each of Solus, GP and Mr. Pucillo:

(a)	Amount beneficially owned: 425,28010
(b)	Percent of class: 24.3%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 425,28011
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 425,28012

________________
10   As of January 31, 2011, the Reporting Persons ceased to beneficially own any shares of common stock but have acquired beneficial ownership of 425,280 shares of common stock as of the date of this filing.
11   See Footnote 10.
12   See Footnote 10.

CUSIP No. 21036U206	13G/A	Page 7 of 8 Pages

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.          Ownership of Five Percent or Less of a Class.

N/A

Item 6.          Ownership of More than Five Percent on Behalf of Another Person.

Sola, the direct holder of the shares of Common Stock and managed on a discretionary basis by the Reporting Persons, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock and has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.          Identification and Classification of Members of the Group.

N/A

Item 9.          Notice of Dissolution of Group.

N/A

Item 10.        Certification.

The Reporting Person hereby makes the following certification:

                               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 21036U206	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2011

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of
Solus GP LLC,
for itself and as the general partner of
Solus Alternative Asset Management LP